UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

GREAT ATLANTIC & PACIFIC TEA CO. INC.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

390064103
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Mr. Roger B. Peikin
Aletheia Research & Management, Inc.
100 Wilshire Boulevard, Suite 1960
Santa Monica, CA  90401
(310)-899-0800

February 25, 2010
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 390064103	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Aletheia Research & Management, Inc., IRS No.- 95-4647814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF
14,851,489 shares of Common Stock.
SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
14,851,489 shares of Common Stock.

PERSON WITH	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,851,489 shares of Common Stock.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.59%
14	TYPE OF REPORTING PERSON*
IA

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $1.00 par value per share (the “Common Stock”), of Great Atlantic & Pacific Tea Co. Inc., a Maryland corporation (the “Issuer”).  The Issuer maintains its principal executive office at 2 Paragon Drive, Montvale, New Jersey 07645.

Item 2.	Identity and Background.

(a)            This statement is filed by Aletheia Research & Management, Inc., a California corporation (“Aletheia”), with respect to shares of the Issuer’s Common Stock held by managed accounts over which Aletheia has discretionary authority and through partnerships with respect to which Aletheia serves as general partner. Roger Peikin is the Executive Vice President of Aletheia.

(b)-(f)      Aletheia filed an initial Schedule 13D for an event of September 30, 2009 (the “Initial Schedule”). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged. The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by Aletheia that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act, as amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Aletheia owns 14,851,489 shares of the Issuer’s Common Stock on behalf of managed accounts and partnerships with respect to which Aletheia serves as general partner.  Such managed accounts and partnerships have collectively paid $141,336,299 from their personal funds or working capital for such shares.

Item 5.	Interest in Securities of the Issuer.

(a)            The number of shares of the Issuer’s Common Stock and the percentage of the outstanding shares (based upon 55,859,351 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 5, 2009) directly or indirectly beneficially owned by the Reporting Person is as follows:

		Percentage of
Name	Number of Shares	Outstanding Shares

Aletheia	14,851,489	26.59%

(b)            Aletheia has sole power to vote and sole power to dispose or to direct the disposition of 14,851,489 shares of the Issuer’s Common Stock.

(c)            See Appendix 1 annexed hereto.

(d)            Certain persons have the right to receive dividends from or the proceeds of sale of certain of the shares of the Issuer’s Common Stock included in this statement.  No such person individually has the right to receive dividends or proceeds relating to shares of the Issuer’s Common Stock constituting more than 5% of the class of the Issuer’s Common Stock.

(e)            Not applicable.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2010

ALETHEIA RESEARCH & MANAGEMENT, INC.

By:	/s/ Roger B. Peikin
Roger B. Peikin,
Executive Vice President

APPENDIX I
TRANSACTIONS IN
GREAT ATLANTIC & PACIFIC TEA CO. INC.
COMMON STOCK  - PAST 60 DAYS

Trade Date	Number of Shares Purchased or (Sold)	Purchase Price or (Sale Price)	Share Price

12/22/2009	24,838	(270,005)	10.8707
12/23/2009	2,950	(34,420)	11.6677
12/24/2009	(948)	11,065	11.6716
12/28/2009	8,645	(102,176)	11.8191
12/29/2009	(1,165)	13,771	11.8204
12/30/2009	26,935	(325,226)	12.0745
12/31/2009	2,505	(30,496)	12.1742
1/4/2010	81,700	(1,007,969)	12.3374
1/5/2010	239,247	(3,018,548)	12.6169
1/6/2010	95,848	(1,225,385)	12.7847
1/7/2010	16,073	(207,470)	12.9080
1/8/2010	467	(5,924)	12.6860
1/11/2010	(14,710)	188,660	12.8253
1/12/2010	847	(10,273)	12.1292
1/13/2010	4,480	(42,827)	9.5597
1/15/2010	(9,792)	85,716	8.7537
1/19/2010	(1,880)	14,915	7.9333
1/20/2010	(4,350)	37,273	8.5686
1/21/2010	(22,075)	183,881	8.3298
1/22/2010	(245)	(3,237)	13.2140
1/25/2010	(5,792)	47,892	8.2686
1/26/2010	(18,203)	148,539	8.1602
1/27/2010	19,975	(161,401)	8.0801
1/28/2010	1,317	(10,508)	7.9790
1/29/2010	2,213	(17,073)	7.7149
2/1/2010	(7,560)	511	0.0676
2/2/2010	19,008	(159,990)	8.4170
2/4/2010	(45)	335	7.4398
2/5/2010	4,460	(32,419)	7.2689
2/8/2010	265	(2,016)	7.6057
2/9/2010	(1,371)	10,364	7.5593
2/10/2010	(143,652)	1,101,581	7.6684
2/11/2010	1,565	(12,056)	7.7032
2/12/2010	(11,160)	86,945	7.7908
2/17/2010	400	(3,296)	8.2400
2/18/2010	6,705	(54,682)	8.1554
2/19/2010	10,008	(81,396)	8.1331